EXHIBIT 99.1

O2Micro Reports Fourth Quarter 2018 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 30, 2019 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q4 2018 revenue was up 9.0% from the same quarter in the previous year and down 1.4% sequentially and within the range of guidance provided on October 31, 2018.

  GAAP net loss per fully diluted ADS in the fourth quarter of 2018 was 12 cents, with non-GAAP net loss of 5 cents per fully diluted ADS.

  O2Micro expects the Q1 2019 revenue midpoint to be up around 4% from the comparable quarter in 2018 and down 12% plus or minus 4% sequentially.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter ending December 31, 2018.

Financial Highlights for the Fourth Quarter ending December 31, 2018:
O2Micro International Limited (the “Company”) reported Q4 2018 revenue of $16.6 million. Revenue was down 1.4% sequentially, and up 9.0% from the same quarter in the previous year. The gross margin in the fourth quarter of 2018 was 50.3%, which was down from 50.5% in the prior quarter, and down from 50.5% in the fourth quarter of 2017. The gross margin remains in our target range and varies primarily with the quarterly revenue and product mix. During the fourth quarter of 2018, the Company recorded total GAAP operating expenses of $10.4 million, compared to $10.2 million in the third quarter of 2018, and $9.4 million in the year-ago Q4 period. The GAAP operating margins for the fourth quarter of 2018, the third quarter of 2018, and fourth quarter of 2017 were (12.4%), (10.1%), and (11.5%), respectively.

GAAP net loss was $3.1 million in Q4 2018. This compares to a GAAP net loss of $3.5 million in the third quarter of 2018 and a GAAP net loss of $1.9 million in Q4 2017. GAAP net loss per fully diluted ADS was $0.12 in Q4 2018. This compares to a GAAP net loss per fully diluted ADS of $0.13 in Q3 2018 and a GAAP net loss per fully diluted ADS of $0.07 in Q4 2017.

Supplementary Data:
The Company ended the fourth quarter of 2018 with $38.6 million in unrestricted cash and short-term investments or $1.49 per outstanding ADS. The accounts receivable balance was $11.4 million and represented 62 days sales outstanding at the end of Q4 2018. Inventory was $10.3 million or 111 days and turned over 3.3 times during Q4 2018. As of December 31, 2018, the Company had $53.4 million in working capital and the book value was $79.0 million, or $3.04 per outstanding ADS. As of December31, 2018, O2Micro International Limited had a total of 400 employees worldwide, including 256 engineers.

Management Commentary:
"Our primary growth drivers continue to show promise and projected growth into 2019. Our TV products have had increased design wins and our battery products show increased adoption and promise with new and existing customers supporting automotive, power tools, IOT and household appliance sectors. Our smartphone products, although still breaking into the market, see considerable growth opportunities," said Sterling Du, O2Micro’s Chairman and CEO. “We believe our solutions and design wins for these product segments will provide for ongoing growth in a dynamic consumer market and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its fourth quarter conference call today, January 30, 2019, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code:  5810328
Participants, Int'l Toll:  +1 334-323-0522
Participants, US/CAN:  877-260-1479
The Call-in Audio Replay will be available from January 30th, 2019 12:00 Eastern Time (US & Canada) (UTC-05:00) through February, 06 2019 12:00 Eastern Time (US & Canada) (UTC-05:00).

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
 (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2018	2017	2018	2017

	(Unaudited)		(Unaudited)	(audited)

NET SALES	$16,586	$15,217	$62,714	$60,205

COST OF SALES	8,243	7,525	30,741	29,426

GROSS PROFIT	8,343	7,692	31,973	30,779

OPERATING EXPENSES
Research and development (1)	5,020	4,774	19,766	17,989
Selling, general and administrative (1)	5,386	4,673	20,332	19,047
Litigation Income	-	-	-	(19)

Total Operating Expenses	10,406	9,447	40,098	37,017

LOSS FROM OPERATIONS	(2,063)	(1,755)	(8,125)	(6,238)

NON-OPERATING INCOME
Interest income	71	87	369	344
Net gain (loss) recognized on long-term investments	(1,370)	-	9,916	-
Foreign exchange gain (loss) – net	76	(84)	108	53
Other – net	530	202	961	706
Total Non-operating Income (Loss)	(693)	205	11,354	1,103

INCOME (LOSS) BEFORE INCOME TAX	(2,756)	(1,550)	3,229	(5,135)

INCOME TAX EXPENSE	330	329	1,141	1,010

NET INCOME (LOSS)	(3,086)	(1,879)	2,088	(6,145)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(94)	319	(677)	984
Unrealized loss on available-for-sale securities	-	-	-	(1)
Unrealized pension gain (loss)	9	(63)	14	(61)
Total Other Comprehensive Income (Loss)	(85)	256	(663)	922

COMPREHENSIVE INCOME (LOSS)	$(3,171)	$(1,623)	$1,425	$(5,223)

EARNINGS (LOSS) PER ADS
Basic	$(0.12)	$(0.07)	$0.08	$(0.24)
Diluted	$(0.12)	$(0.07)	$0.08	$(0.24)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,019	25,696	26,016	25,780
Diluted (in thousands)	26,019	25,696	26,616	25,780

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$59	$53	$241	$221
Selling, general and administrative	$294	$335	$1,180	$1,368

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2018	2017
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$32,414	$28,520
Restricted cash	34	35
Short-term investments	6,172	17,601
Accounts receivable – net	11,388	9,184
Inventories	10,288	9,330
Prepaid expenses and other current assets	2,276	1,245
Total Current Assets	62,572	65,915

LONG-TERM INVESTMENTS	10,445	3,112

PROPERTY AND EQUIPMENT – NET	13,714	13,755

OTHER ASSETS	2,578	2,300

TOTAL ASSETS	$89,309	$85,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,582	$2,460
Income tax payable	413	341
Accrued expenses and other current liabilities	4,181	4,379
Total Current Liabilities	9,176	7,180

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	321	355
Deferred income tax liabilities	681	906
Other liabilities	85	86
Total Other Long-Term Liabilities	1,087	1,347

Total Liabilities	10,263	8,527

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of December 31, 2018 and 2017 Outstanding –1,298,808,750 and 1,284,146,100 shares as of December 31, 2018 and 2017, respectively	33	33
Additional paid-in capital	143,115	142,946
Accumulated deficits	(45,912)	(47,517)
Accumulated other comprehensive income	4,674	5,337
Treasury stock – 370,227,850 and 384,890,500 shares as of December 31, 2018 and 2017, respectively	(22,864)	(24,244)
Total Shareholders’ Equity	79,046	76,555

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,309	$85,082

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com